1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 9, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CONNECTED TRANSACTION
INCREASE OF REGISTERED CAPITAL IN
GUANGXI HUAYIN ALUMINUM CO., LTD.

The Board wishes to announce that the Phase One Project to be carried out by the JV Co. has been approved by the State Development and Reform Commission on 23 May 2005 and on 31 July 2005, Guangxi Promoter, China Minmetals and the Company entered into the Supplemental Agreement to amend the Shareholders' Capital Contribution Agreement dated 15 February 2003, which further sets out the plan to increase the total investment and registered capital as required by the JV Co. to carry out the Phase One Project.

Pursuant to a resolution of the board of directors of the JV Co. on 19 June 2005, it was resolved that the total investment in the JV Co. from RMB10 million to approximately RMB8,491.26 million. Pursuant to relevant PRC regulations, 25% of such total investment, i.e. an aggregate of approximately RMB2,133 million, will be contributed by the shareholders proportionate to their equity interests in the JV Co. as registered capital, which has agreed to be made by the shareholders in three payments in each of 2005, 2006 and 2007. According to the Supplemental Agreement, Guangxi Promoter, China Minmetals and the Company will contribute an aggregate of approximately RMB721.5 million, RMB701 million and RMB701 million, respectively, to the registered capital of the JV Co. The Company has made the first payment in the amount of RMB116.85 million on 4 August 2005 using its internal resources.

The increase in registered capital contribution by the Company in the JV Co. constitutes a connected transaction of the Company. As the relevant percentage ratios represented by the capital contribution made by the Company are more than 0.1% but less than 2.5%, such capital contribution is according to Rule 14A.32 of the Listing Rules exempt from independent shareholders' approval and is only subject to reporting and announcement requirements set out in Rule 14A.45 to 14A.47 of the Listing Rules.

Reference is made to an announcement dated 27 January 2005 issued by the Company (the "Announcement") in connection with the financial assistance to and the proposed increase of investment in Guangxi Huayin Aluminum Co., Ltd. (formerly known as Guangxi Guixi Huayin Aluminum Co., Ltd.) (the "JV Co."), which constituted connected transactions of the Company.

As disclosed in the Announcement, the JV Co. was established under the laws of the People's Republic of China ("PRC") on 18 February 2003. The JV Co. was jointly established by Guangxi Investment Group Co., Ltd (chinese characters) (formerly known as Guangxi Development and Investment Co., Ltd. (chinese characters)) ("Guangxi Promoter"), China Minmetals Non-ferrous Metals Co., Ltd. (chinese characters) ("China Minmetals") and the Company. At the time of the Announcement, the total investment and registered capital of the JV Co. were RMB10 million and have been contributed and fully paid up as to 34% by Guangxi Promoter, 33% by China Minmetals and 33% by the Company. Moreover, in order to satisfy the working capital requirement of the JV Co., Guangxi Promoter, China Minmetals and the Company advanced RMB51 million, RMB49.5 million and RMB49.5 million, respectively, to the JV Co. in 2004.

The scope of business of the JV Co. includes, the exploration for bauxite resources and the production and sales of alumina and related products.

INCREASE IN REGISTERED CAPITAL OF JV CO.

The board of directors of the Company (the "Board") wishes to announce that the alumina project with an estimated initial annual production capacity of 1,600,000 tonnes (the "Phase One Project") to be carried out by the JV Co. has been approved by the State Development and Reform Commission on 23 May 2005 and on 31 July 2005, Guangxi Promoter, China Minmetals and the Company entered into a supplemental agreement (the "Supplemental Agreement") to amend the Shareholders' Capital Contribution Agreement dated 15 February 2003, which further sets out the plan to increase the total investment and registered capital as required by the JV Co. to carry out the Phase One Project.

Pursuant to a resolution of the board of directors of the JV Co. on 19 June 2005, it was resolved that the total investment in the JV Co. from RMB10 million to approximately RMB8,491.26 million. Pursuant to relevant PRC regulations, 25% of such total investment, i.e. an aggregate of approximately RMB2,133 million, will be contributed by the shareholders proportionate to their equity interests in the JV Co. as registered capital, which has agreed to be made by the shareholders in three payments in each of 2005, 2006 and 2007. According to the Supplemental Agreement, Guangxi Promoter, China Minmetals and the Company will contribute an aggregate of approximately RMB721.5 million, RMB701 million and RMB701 million, respectively, to the registered capital of the JV Co. The Company has made the first payment in the amount of RMB116.85 million on 4 August 2005 using its internal resources. The Company intends to satisfy its future requisite capital contribution to the JV Co. in renminbi using its internal resources. The amount of RMB150 million which was previously advanced by the shareholders has been capitalized on a pro rata basis and has already been used to settle a portion of the requisite capital contribution made by the share holders of the JV Co. during the first payment.

It was agreed pursuant to the Supplemental Agreement that the JV Co. will make up the difference between the total investment and the registered capital by way of external financings, e.g. bank loans. Pursuant to the resolution of the board of directors of the JV Co. of 19 June 2005, it was resolved that the shareholders of the JV Co. are not required to provide any guarantee to such financings, thus the Company is not responsible for any further capital commitment of the JV Co.

LISTING RULES IMPLICATIONS

In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the following persons are connected persons of the Company:

(1) Guangxi Promoter, as it is one of the promoters of the Company; and

(2) the JV Co., as it is an associate (as defined under the Listing Rules) of Guangxi Promoter, in which Guangxi Promoter held 34% of the equity interest.

Therefore, the increase in registered capital contribution by the Company in the JV Co. constitutes a connected transaction of the Company. As the relevant percentage ratios represented by the total capital contribution to be made by the Company are more than 0.1% but less than 2.5%, such capital contribution is according to Rule 14A.32 of the Listing Rules exempt from independent shareholders' approval and is only subject to reporting and announcement requirements set out in Rule 14A.45 to 14A.47 of the Listing Rules.

PRINCIPAL BUSINESS ACTIVITIES CARRIED ON BY THE COMPANY

The Company and its subsidiaries as a group are primarily engaged in the production, sales and research of alumina and primary aluminum in the PRC. The business scope of the Company includes bauxite mining, alumina refining and primary aluminum smelting. The principal products include alumina, primary aluminum, gallium and carbon.

REASONS FOR THE CAPITAL CONTRIBUTION

The directors of the Company believe that the JV Co. is in the position to capture the bauxite reserves in the Guixi region and thus enabling it to produce alumina to capitalize on the current supply shortage and growing demand for alumina in the PRC. The directors of the Company also believe that investment and capital contribution in the JV Co. are in the interests of the Company and its shareholders because the Company can indirectly tap the abundant bauxite reserves in the Guixi region, expand its alumina production capacity and thus increae its market share in the alumina market in the PRC.

The directors (including the independent non-executive directors) of the Company consider that the terms of the further capital contribution are fair and reasonable and in the best interests of the Company and the shareholders of the Company as a whole.

GENERAL

As at the date of this announcement, the Board comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Joseph C. Muscari, Mr. Chen Xiaozhou (non-executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo, Mr. Kang Yi (independent non-executive Directors).

Made by the order of the Board the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of Directors of Aluminum Corporation of China Limited Liu Qiang Board Secretary
Beijing, 5 August 2005 * For identification only.

About the Company
Our contact information of this release is:

•	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
•	Telephone number: (86-10) 6397 1767
•	Website: http://www.chinalco.com.cn
•	Contact person: Liu Qiang, Company Secretary